UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PRIVATEBANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

742962 10 3

(CUSIP Number)

Collin E. Roche

GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

October 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund IX/A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,886,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,886,931
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,886,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR FUND IX/B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,814
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 814,814
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR CO-INVEST III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,701,745
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,701,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,701,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Golder Rauner II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,738,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,738,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,738,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.39%
14	TYPE OF REPORTING PERSON (See Instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2007, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 16, 2008, and by Amendment No. 2 to Schedule 13D filed with the Commission on June 22, 2009, and by Amendment No. 3 to Schedule 13D filed with the Commission on November 12, 2009, and by Amendment No. 4 to Schedule 13D filed with the Commission on May 9, 2013 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 5 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 1. Security and Issuer.

        Item 1 of the Statement is hereby amended by deleting the existing Item 1 in its entirety and replacing it as follows:

The class of equity security to which this Statement relates is the common stock, no par value (the “Common Stock”), of PrivateBancorp, Inc., a Delaware corporation (the “Issuer”). Each of the persons named in Item 2 below may also be deemed to be the beneficial owner of shares of Common Stock through its ownership of Non-voting Common Stock, no par value, of the Issuer, which is convertible into Common Stock, as set forth in the Amended and Restated Certificate of Incorporation of the Issuer. The address of the Issuer’s principal executive offices is 120 S. LaSalle St., Suite 400, Chicago, Illinois.

Item 2. Identity and Background.

        Item 2 of the Statement is hereby amended by deleting the existing Item 2 in its entirety and replacing it as follows:

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund IX/A, L.P., a Delaware limited partnership (“Fund IX/A”), by virtue of its direct beneficial ownership of Common Stock and Non-voting Common Stock; (ii) GTCR Fund IX/B, L.P., a Delaware limited partnership (“Fund IX/B”), by virtue of its direct beneficial ownership of Common Stock and Non-voting Common Stock; (iii) GTCR Co-Invest III, L.P., a Delaware limited partnership (“Co-Invest,” and together with Fund IX/A, Fund IX/B, the “GTCR Funds”), by virtue of its direct beneficial ownership of Common Stock and Non-voting Common Stock; (iv) GTCR Partners IX, L.P., a Delaware limited partnership (“Partners IX”), by virtue of its being the general partner of Fund IX/A and Fund IX/B; and (v) GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of its being the general partner of Partners IX and Co-Invest. Fund IX/A, Fund IX/B, Co-Invest, Partners IX and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c) The principal business of each of the Reporting Persons, including Partners IX as general partner of Fund IX/A and Fund IX/B and GTCR as general partner of Partners IX and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this Statement are citizens of the United States.

Item 5. Interest in Securities of the Issuer.

        Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a) As of the date hereof, each share of Non-voting Common Stock is convertible into one share of Common Stock. The following information is as of the date hereof and assumes there are 76,107,565 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2013.

By virtue of its beneficial ownership of 1,349,683 shares of Non-voting Common Stock (assuming conversion of all such 1,349,683 shares of Non-voting Common Stock into 1,349,683 shares of Common Stock) and 3,537,248 shares of Common Stock, Fund IX/A is the direct beneficial owner of 4,886,931 shares of Common Stock, or approximately 6.31% of the Common Stock outstanding as of the date of this Statement.

By virtue of its beneficial ownership of 225,037 shares of Non-voting Common Stock (assuming conversion of all such 225,037 shares of Non-voting Common Stock into 225,037 shares of Common Stock) and 589,777 shares of Common Stock, Fund IX/B is the direct beneficial owner of 814,814 shares of Common Stock, or approximately 1.07% of the Common Stock outstanding as of the date of this Statement.

Partners IX, as the sole general partner of Fund IX/A and Fund IX/B, may be deemed to possess indirect beneficial ownership of the 5,701,745 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B (assuming conversion of all of the shares of Non-voting Common Stock held by Fund IX/A and Fund IX/B into Common Stock), which represents approximately 7.34% of the Common Stock as of the date of this Statement. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A and Fund IX/B.

By virtue of its beneficial ownership of 10,159 shares of Non-voting Common Stock (assuming conversion of all such 10,159 shares of Non-voting Common Stock into 10,159 shares of Common Stock) and 26,625 shares of Common Stock, Co-Invest is the direct beneficial owner of 36,784 shares of Common Stock, or approximately 0.05% of the Common Stock as of the date of this Statement.

GTCR, as the sole general partner of Co-Invest and Partners IX, may be deemed to possess indirect beneficial ownership of the 5,738,529 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B, Co-Invest and Partners IX (assuming conversion of all of the shares of Non-voting Common Stock held by Fund IX/A, Fund IX/B and Co-Invest into Common Stock), which represents approximately 7.39% of the Common Stock as of the date of this Statement. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A, Fund IX/B, Co-Invest and Partners IX.

(b) The following information assumes (a) conversion of the 1,349,683 shares of Non-voting Common Stock held by Fund IX/A into 1,349,683 shares of Common Stock; (b) conversion of the 225,037 shares of Non-voting Common Stock held by Fund IX/B into 225,037 shares of Common Stock; and (c) conversion of the 10,159 shares of Non-voting Common Stock held by Co-Invest into 10,159 shares of Common Stock.

Fund IX/A has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 4,886,931 shares of Common Stock. Fund IX/B has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 814,814 shares of Common Stock. Co-Invest has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 36,784 shares of Common Stock.

By virtue of the relationship among Fund IX/A, Fund IX/B and Partners IX described in Item 2, Partners IX may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 5,701,745 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B. By virtue of the relationship among Fund IX/A, Fund IX/B, Partners IX, Co-Invest and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 5,738,529 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B, Co-Invest and Partners IX.

The filing of this Statement by Partners IX and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

(c) On October 30, 2013, Fund IX/A, Fund IX/B and Co-Invest sold 1,703,196, 283,986 and 12,818 shares, respectively, or an aggregate of 2,000,000 shares, of Common Stock at a price of $24.50 per share in a brokered transaction.

Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this Statement, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 7, 2013

GTCR FUND IX/A, L.P.
By:	GTCR Partners IX, L.P.
Its:	General Partner
By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner
By:	/s/ Dennis M. Myers, P.C.
Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact
GTCR FUND IX/B, L.P.
By:	GTCR Partners IX, L.P.
Its:	General Partner
By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner
By:	/s/ Dennis M. Myers, P.C.
Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact
GTCR CO-INVEST III, L.P.
By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner
By:	/s/ Dennis M. Myers, P.C.
Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact
GTCR PARTNERS IX, L.P.
By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner
By:	/s/ Dennis M. Myers, P.C.
Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact
GTCR GOLDER RAUNER II, L.L.C.
By:	/s/ Dennis M. Myers, P.C.
Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

SCHEDULE A

Decisions of the investment committee of GTCR with respect to the voting and disposition of the shares of the Common Stock and the Non-voting Common Stock are made by a vote of a majority of its members, and, as a result, no single member of the investment committee has voting or dispositive authority over such shares. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, David S. Katz, Mark M. Anderson, Aaron D. Cohen and Sean L. Cunningham are each managing directors of GTCR LLC, which provides management services to GTCR, and each disclaims beneficial ownership of the shares held by GTCR, except to the extent of his pecuniary interest in such shares.

The principal occupation of each of the individuals listed on this Schedule A is serving as a managing director of GTCR LLC. The business address of each such individual is GTCR LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.